UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34037

CUSIP Number: N/A

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Superior Energy Services, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1001 Louisiana Street, Suite 2900

Address of Principal Executive Office (Street and Number)

Houston, TX 77002

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Superior Energy Services, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Form 10-Q”).

On December 7, 2020, SESI Holdings, Inc. (formerly known as Superior Energy Services, Inc.) (“Legacy Superior”), and certain of its direct and indirect wholly-owned domestic subsidiaries (together with Legacy Superior, the “Affiliate Debtors”), filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the United States Bankruptcy Court for the Southern District of Texas Houston Division (the “Bankruptcy Court”), and, in connection therewith, the Affiliate Debtors filed with the Bankruptcy Court the proposed Joint Prepackaged Plan of Reorganization under Chapter 11 (as amended, modified or supplemented from time to time, the “Plan”). As reported in the Company’s Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 3, 2021, on January 19, 2021, the Bankruptcy Court entered an order, Docket No. 289, confirming and approving the Plan and on February 2, 2021, the conditions to effectiveness of the Plan were satisfied or waived and Legacy Superior emerged from Chapter 11. As a result of certain related internal restructurings, effective as of February 2, 2021, the Company (formerly known as Superior Newco, Inc.) became the successor reporting company to Legacy Superior pursuant to Rule 15d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As a result of these events, the considerable time and resources management has devoted to the Chapter 11 Cases, the related restructuring under the Plan, and the implementation of fresh start accounting, the Company’s management needs more time to prepare, review and evaluate the Company’s financial statements and Form 10-Q disclosures. The Company is working diligently to complete its financial statements and related disclosures in order to file the Form 10-Q as soon as practicable.

In connection with the review and preparation of the Form 10-Q, management raised certain questions regarding transactions at or near year end in relation to the restructuring support agreement, as amended and as further amended and restated, with certain noteholders (the “RSA”), which set forth the terms of a proposed financial restructuring of the Affiliate Debtors that was implemented through the Plan of Reorganization (the “Plan”). As a result, the Company concluded that the previously issued financial statements covering the Company’s fiscal year ended December 31, 2020 (“FY 2020”), as included in the Company’s Annual Report on Form 10-K for FY 2020, may require restatement.

The potential restatement reflects correction of a non-cash deferred tax accounting misstatement in the tax accounting for certain premiums paid pursuant to the RSA in 2020 to certain noteholders prior to the Affiliated Debtors’ emergence from Chapter 11 on February 2, 2021. The Company has not yet determined whether the deferred tax accounting misstatement has a material impact on the Company’s previously reported financial information and therefore cannot yet conclude that such financial statements and the information derived therefrom, should no longer be relied upon. If, upon further review the Company determines that any previously issued financial statements should no longer be relied upon because of the deferred tax accounting misstatement, it will file a Current Report on Form 8-K to disclose the same.

The Company intends to evaluate the effect of the recently discovered deferred tax accounting misstatement on prior period financial information and on the related internal control over financial reporting. Until this effort is completed, the Company will not be able to complete the financial statements to be included in the Form 10-Q and will not be in a position to complete and file the Form 10-Q. Despite the extensive commitment of time and effort by the Company’s management and financial staff, as well as ongoing communications with the Company’s independent registered public accounting firm, the Company has been unable to complete the substantial tasks described above prior to the deadline for filing the Form 10-Q.

The Company is working diligently to file the 10-Q, but cannot guarantee the exact date on which it will be filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Blaine D. Edwards	(713)	654-2200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the fiscal period ended March 31, 2021 will not be comparable to the corresponding prior year due to the implementation of the Plan and the application of fresh start accounting.

As discussed in Part III, the Company has emerged from Chapter 11 and, as a result, has applied fresh start accounting. The application of fresh start accounting resulted in a new basis of accounting and the Company becoming a new entity for financial reporting purposes. As a result of the implementation of the Plan and the application of fresh start accounting, the unaudited condensed consolidated financial statements after January 31, 2021 are not comparable to the consolidated financial statements before that date, and the historical financial statements on or before January 31, 2021 are not a reliable indicator of the Company’s financial condition and results of operations for any period after the Company’s adoption of fresh start accounting. The Company’s financial results for future periods following the application of fresh start accounting will be different from historical trends and the differences may be material.

Effective for the 10-Q reported for the period ended March 31, 2021, the Company changed its reportable segments to Global and North America. The Global segment provides domestic and international services and rentals, while the North America segment primarily provides domestic services and rentals.

Due to the delay in finalizing certain financial and other related data in the Form 10-Q, the Company’s results of operations for the period ended March 31, 2021 have not been finalized. As a result, the Company is currently unable to provide a reasonable estimate of certain of the results or the anticipated changes from prior period results. However, the Company currently estimates that:

•	Revenue for the Combined Current Quarter is estimated to be $185.8 million, a decrease of $135.7 million, or 42%, as compared to the Prior Predecessor Quarter.

•

Revenue from the Company’s global segment for the Combined Current Quarter is estimated to decrease by 36% to $131.7 million, as compared to $204.8 million for the Prior Predecessor Quarter. Revenue from the U.S. land market area is estimated to decrease by 54%, primarily due to a decrease in rentals of premium drill pipe and bottom hole assemblies. Revenue from the international market area is estimated to decrease by 30%, primarily due to a decrease in rentals of premium drill pipe and hydraulic workover and snubbing activities. Revenue from the U.S. offshore market area is estimated to decrease by 33%, primarily due to a decrease in rentals of premium drill pipe and sales of completion tools and products, partially offset by an increase in hydraulic workover and snubbing activities.

•

Revenue from the North America segment for the Combined Current Quarter is estimated to decrease by 54% to $54.1 million, as compared to $116.7 million for the Prior Predecessor Quarter. Revenue from the U.S. land market area is estimated to decrease by 61%, primarily attributable to decreased activity in North America, where the average rig count decreased by 51% during the Combined Current Quarter. Revenue from the international market areas is estimated to decrease by 11%, primarily due to a decrease in accommodation units. Revenue derived from the U.S. offshore market area is estimated to decrease by 26%, primarily due to a decrease in slickline services and plug and abandonment activities.

•	As of March 31, 2021, the Company had cash, cash equivalents and restricted cash of approximately $294.1 million.

The foregoing is based on the Company’s current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties that may cause actual results to differ from these preliminary estimates, potentially materially. The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly review procedures.

Forward-Looking Statements

This notification contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks” and “estimates,” variations of such words and similar expressions identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements, and the assumptions on which they are based, are inherently speculative and are subject to a number of risks and uncertainties that could cause our actual results to differ materially from such statements. Investors are cautioned that many of the assumptions on which our forward-looking statements are based are likely to change after such statements are made. We undertake no obligation to update any of our forward-looking statements for any reason, notwithstanding any changes in our assumptions, changes in our business plans, our actual experience, or other changes. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Superior Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 18, 2021	By	/s/ James W. Spexarth
James W. Spexarth Interim Chief Financial Officer